Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: (819) 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: (819) 363-5155
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com

Cascades Maintains its Profitability level
Despite the Rise of The Canadian Dollar

Kingsey Falls, Québec, February 8, 2005  — Cascades Inc. (“Cascades”) (Symbol: CAS-TSX) reports net earnings of $23 million ($0.28 per share) or $16 million of net earnings excluding specific items(2) ($0.20 per share) for the fiscal year ended December 31, 2004. This compares with net earnings of $55 million ($0.66 per share) or net earnings excluding specific items(2) of $16 million ($0.19 per share) for the same period in 2003. Sales(1) increased 8.6% to $3.3 billion from $3 billion in 2003.

Financial highlights

Consolidated selected information (1)

(in millions of Canadian dollars, except amount per share)

	2004	2003	Q4/2004	Q4/2003

Sales from continuing operations	$3 254	$2 995	$806	$727
Operating income from continuing operations	$79	$94	$3	$8
Net earnings	$23	$55	$5	$6
Basic net earnings per common share	$0.28	$0.66	$0.06	$0.07
Cash flow from operations from continuing operations	$158	$158	$36	$38
per share	$1.93	$1.93	$0.44	$0.46

Excluding specific items (2)
Operating income from continuing operations	$91	$94	$17	$8
Net earnings (loss)	$16	$16	$2	$(3)
Basic net earnings (loss) per common share	$0.20	$0.19	$0.03	$(0.03)

Commenting on the results, Mr. Alain Lemaire, President and Chief Executive Officer stated:  “Throughout 2004 we were faced with some of the most challenging business conditions our industry has gone through in recent memory. However, Cascades was able to maintain its level of earnings and cash flow despite the appreciation of the Canadian dollar and the increased fibre and energy costs which were only partly offset by higher selling prices. Additional volumes in the US resulting from recent acquisitions in our packaging and tissue businesses and ongoing improvement in production efficiencies have contributed significantly to our ability to maintain this stability.”

Note 1 - the 2004 and 2003 numbers were restated to exclude the assets held for sale related to the distribution activities of the Fine papers and Tissue papers segments. Refer to note 2 of the interim financial statements.

Note 2 - see the supplemental information on non-GAAP measures note.

Business highlights for 2004

•                  Cascades maintains earnings and cash flow from operations level despite an 8% increase in the Canadian dollar;

•                  Increased integration (converting) through recently acquired Tissue and Packaging assets allowing Cascades to be closer to the end-user of its products;

•                  Focus on our core businesses of Packaging and Tissue with the decision to divest our distribution activities; and

•                  Cascades named amongst Canada’s top 100 employers for the second consecutive year.

Three-month period ended December 31, 2004

Sales(1) increased by 11% during the fourth quarter of 2004, amounting to $806 million compared with $727 million for the same period last year. The increase was due mainly to business acquisitions realized over the course of the year. Higher prices were mitigated by higher energy and fibre costs and by the impact of an increase in the Canadian dollar exchange rate. Operating income(1) amounted to $3 million for the period compared to $8 million achieved last year.

Net earnings for the quarter ended December 31, 2004 amounted to $5 million ($0.06 per share) or $2 million of net earnings excluding specific items(2) ($0.03 per share) compared to net earnings of $6 million ($0.07 per share) or a loss of $3 million of excluding specific items(2) ($0.03 per share) for the same period in 2003. The month of December 2004 was particularly difficult as downtime was extended to avoid building excess inventories.

During the fourth quarter of 2004, the Company recorded an impairment charge of $18 million ($12 million after-tax) related to the property, plant and equipment of its de-inked pulp mill located in Cap-de-la-Madeleine, Québec which was temporarily closed in March 2003. The Company has decided to permanently close this facility.

Outlook

Mr. Alain Lemaire, President and Chief Executive Officer added: “The last quarter was impacted by extended downtime in most of our operating sectors, representing approximately 6% of our primary mill quarterly capacity.  This downtime will reduce our inventory levels going forward. The increase of energy, raw material and maintenance costs also impacted the results.  While some of our markets remain very challenging, general economic conditions still remain favourable, especially in North-America. However, profitability going forward will continue to be sensitive to selling prices and the level of the Canadian dollar.  Over the course of the next few months our priorities will be to complete the successful integration of recently acquired businesses while applying strict cash flow management in order to further deleverage our balance sheet.”

Dividend on Common Shares

The Board of Cascades declared a quarterly dividend of $0.04 per share to be paid on March 17, 2005 to shareholders of record at the close of business on March 3, 2005.

Note 1 - the 2004 and 2003 numbers were restated to exclude the assets held for sale related to the distribution activities of the Fine papers and Tissue papers segments. Refer to note 2 of the interim financial statements.

Note 2 - see the supplemental information on non-GAAP measures note.

Supplemental information on non-GAAP measures

Operating income, cash flow from operations and cash flow from operations per share are not measures of performance under Canadian GAAP. The Company includes operating income, cash flow from operations and cash flow from operations per share because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income, cash flow from operations and cash flow from operations per share does not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income excluding specific items, net earnings (loss) excluding specific items, and net earnings (loss) per common share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by Canadian GAAP is reconciled below to operating income and operating income excluding specific items:

(in millions of Canadian dollars)	2004	2003	Q4/2004	Q4/2003

Net earnings (1)	23	55	5	6
Net earnings from assets held for sale	(3)	(4)	—	(1)
Share of results of significantly influenced companies	(2)	3	—	2
Provision for income taxes	2	10	(6)	(2)
Loss on long-term debt refinancing	1	22	—	1
Foreign exchange gain on long-term debt	(18)	(72)	(14)	(17)
Interest expense	76	80	18	19

Operating income (1)	79	94	3	8
Specific items :
Gain on sale of assets of a business unit	(4)	—	—	—
Impairment loss	18	—	18	—
Unrealized gain on financial derivative instruments	(2)	—	(4)	—
	12	—	14	—

Operating income excluding specific items	91	94	17	8

(1) - the 2004 and 2003 numbers were restated to exclude the assets held for sale related to the distribution activities of the

Fine papers and Tissue papers segments. Refer to note 2 of the interim financial statements.

Supplemental information on non-GAAP measures (cont’d)

The following table reconciles net earnings and net earnings per share to net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

	Net earnings (loss)				Net earnings (loss) per share (1)
(in millions of Canadian dollars, except amount per share)	2004	2003	Q4/2004	Q4/2003	2004	2003	Q4/2004	Q4/2003

As per GAAP	23	55	5	6	$0.28	$0.66	$0.06	$0.07
Specific items :
Gain on sale of assets of a business unit	(4)	—	—	—	$(0.03)	$—	$—	$—
Impairment loss	18	—	18	—	$0.15	$—	$0.15	$—
Unrealized gain on financial derivative instruments	(2)	—	(4)	—	$(0.02)	$—	$(0.03)	$—
Foreign exchange gain on long-term debt	(18)	(72)	(14)	(17)	$(0.19)	$(0.77)	$(0.15)	$(0.18)
Loss on long-term debt refinancing	1	22	—	1	$0.01	$0.18	$—	$0.01
Share of results of significantly influenced companies	—	4	—	—	$—	$0.05	$—	$—
Adjustment of statutory tax rate	—	5	—	5	$—	$0.07	$—	$0.07
Tax effect on specific items	(2)	2	(3)	2	$—	$—	$—	$—
	(7)	(39)	(3)	(9)	$(0.08)	$(0.47)	$(0.03)	$(0.10)

Excluding specific items	16	16	2	(3)	$0.20	$0.19	$0.03	$(0.03)

(1) - specific amounts per share are calculated on an after-tax basis.

Assets held for sale

The following table provides quarterly financial information from assets held for sale for 2004 and 2003. Refer to note 2 of the interim financial statements.

Financial information from assets held for sale

(in millions of Canadian dollars, except amount per share)

	2004					2003
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total

Condensed statement of earnings
Sales	107	110	113	108	438	116	115	113	110	454
Depreciation and amortization	1	—	1	—	2	1	—	1	—	2
Operating income	2	1	3	1	7	3	4	2	2	11
Interest expense	—	1	1	1	3	1	1	1	—	3
Provision for income taxes	1	—	—	—	1	1	1	1	1	4
Net earnings from assets held for sale	1	—	2	—	3	1	2	—	1	4
Net earnings per share from assets held for sale	$0.01	$—	$0.02	$—	$0.03	$0.02	$0.02	$—	$0.01	$0.05
Condensed statement of cash flows
Cash flow from operating activities	(7)	2	(2)	8	1	6	4	(1)	5	14
Cash flow from investing activities	—	—	(1)	—	(1)	—	(1)	—	—	(1)
Cash flow from financing activities	7	(2)	3	(8)	—	(6)	(3)	1	(5)	(13)

Cascades Inc. is a leader in the manufacturing of packaging products, tissue paper and specialized fine papers. Internationally, Cascades employs nearly 15,000 people and operates close to 150 operating units located in Canada, the United States, France, England, Germany and Sweden. Cascades recycles more than two million tons of paper and board annually, supplying the majority of its fiber requirements. Leading edge de-inking technology, sustained research and development, and 40 years of experience in recycling are all distinctive strengths that enable Cascades to manufacture innovative value-added products. Cascades’ common shares are traded on the Toronto Stock Exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations.  The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings, including but not limited to the offering memorandum dated January 31, 2003.

For further information:	Source:

Mr. Hubert Bolduc	Mr. Christian Dubé
Vice-President Communications et affaires	Vice-President and Chief Financial Officer
publiques	Cascades Inc.
Cascades Inc.	(819) 363-5168
(819) 363-5164

Mr. Marc Jasmin, C.M.A.
Director, Investor relations
Cascades Inc.
(514) 282-2681

Consolidated Balance Sheets

(in millions of Canadian dollars)

	Note	As at December 31, 2004	As at December 31, 2003
		(unaudited)
Assets

Current assets
Cash and cash equivalents		30	27
Accounts receivable		527	494
Inventories		559	501
		1,116	1,022
Property, plant and equipment		1,700	1,636
Other assets	6	191	186
Goodwill		127	83
		3,134	2,927

Liabilities and shareholders’ equity

Current liabilities
Bank loans and advances		47	43
Accounts payable and accrued liabilities		509	453
Current portion of long-term debt	7	58	18
		614	514
Long-term debt	7	1,168	1,092
Other liabilities	8	293	265
Shareholders’ equity
Capital stock	11	265	264
Retained earnings		783	778
Cumulative translation adjustments		11	14
		1,059	1,056
		3,134	2,927

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Earnings

(in millions of Canadian dollars, except per share amounts)

(unaudited)

		For the 3-month periods ended December 31,		For the 12-month periods ended December 31,
	Note	2004	2003	2004	2003
			(note 2)		(note 2)
Sales		806	727	3,254	2,995
Cost of sales and expenses
Cost of sales	10	663	611	2,691	2,463
Selling and administrative expenses		84	69	313	294
Impairment loss	3	18	—	18	—
Loss (gain) on derivative financial instruments	4(b)	(3)	—	(2)	1
Unusual gain	5(b)	—	—	(4)	—
Depreciation and amortization		41	39	159	143
		803	719	3,175	2,901
Operating income		3	8	79	94
Interest expense	10	18	19	76	80
Foreign exchange gain on long-term debt		(14)	(17)	(18)	(72)
Loss on long-term debt refinancing		—	1	1	22
		(1)	5	20	64
Provision (recovery) for income taxes		(6)	(2)	2	10
Share of results of significantly influenced companies		—	2	(2)	3
Net earnings from continuing operations		5	5	20	51
Net earnings from assets held for sale		—	1	3	4

Net earnings for the period		5	6	23	55

Basic and diluted earnings per common share
From continuing operations		$0.06	$0.06	$0.25	$0.61
Net earnings		$0.06	$0.07	$0.28	$0.66
Weighted average number of common shares outstanding		81,503,107	81,684,948	81,678,884	81,720,379

Consolidated Statement of Retained Earnings

(in millions of Canadian dollars)

(unaudited)

	For the 3-month periods ended December 31,		For the 12-month periods ended December 31,
	2004	2003	2004	2003

Balance - beginning of period	784	775	778	749
Net earnings for the period	5	6	23	55
Dividends	(3)	(3)	(13)	(14)
Excess of the common shares redemption price on their paid-up capital	(3)	—	(5)	(2)
Excess of the preferred shares of a susidiary redemption price on their recorded capital	—	—	—	(10)
Balance - end of period	783	778	783	778

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Cash Flows

(in millions of Canadian dollars)

(unaudited)

		For the 3-month periods ended December 31,		For the 12-month periods ended December 31,
	Note	2004	2003	2004	2003
			(note 2)		(note 2)
CONTINUING OPERATING ACTIVITIES
Net earnings from continuing operations		5	5	20	51
Adjustments for	3	18	—	18	—
Impairment loss
Unrealized gain on derivative financial instruments	4(b)	(3)	—	—	—
Amortization of transitional deferred unrealized gain	4(b)	(1)	—	(2)	—
Unusual gain	5(b)	—	—	(4)	—
Depreciation and amortization		41	39	159	143
Foreign exchange gain on long-term debt		(14)	(17)	(18)	(72)
Loss on long-term debt refinancing		—	1	1	22
Future income taxes		(9)	4	(20)	(1)
Share of results of significantly influenced companies		—	2	(2)	3
Others		(1)	4	6	12
		36	38	158	158
Change in non-cash working capital components		15	53	(2)	(32)
		51	91	156	126
INVESTING ACTIVITIES OF CONTINUING OPERATIONS
Purchase of property, plant and equipment		(48)	(44)	(129)	(121)
Other assets		(1)	(8)	(9)	(13)
Business acquisitions, net of cash acquired	5(a)	—	(20)	(120)	(31)
Business disposals, net of cash disposed	5(b)	—	—	14	—
		(49)	(72)	(244)	(165)
FINANCING ACTIVITIES OF CONTINUING OPERATIONS
Bank loans and advances		18	13	3	(49)
Issuance of senior notes, net of related expenses		156	—	156	974
Change in revolving credit facilities, net of related expenses		(165)	20	(8)	155
Increase in other long-term debt		4	6	10	52
Payments of other long-term debt		(2)	(62)	(49)	(1,052)
Premium paid on the redemption of long-term debt		—	(1)	(1)	(16)
Net proceeds from issuance of shares		1	—	2	1
Redemption of common shares and preferred shares of a subsidiary		(4)	—	(7)	(20)
Dividends		(3)	(3)	(13)	(14)
		5	(27)	93	31

Change in cash and cash equivalents from continuing operations during the period		7	(8)	5	(8)

Change in cash and cash equivalents from assets held for sale during the period	2	—	—	—	—
Change in cash and cash equivalent during the period		7	(8)	5	(8)
Translation adjustments on cash and cash equivalents		—	3	(2)	(3)
Cash and cash equivalents - Beginning of period		23	32	27	38

Cash and cash equivalents - End of period		30	27	30	27

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Notes to Interim Consolidated Financial Statements (unaudited)

(tabular amounts in millions of Canadian dollars)

NOTE 1 - ACCOUNTING POLICIES

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the exception that they do not conform in all material respects to the requirement of GAAP for annual financial statements.  They should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies, except for the following :

Hedging relationships

On January 1, 2004, the Company applied prospectively Accounting Guideline 13 (“AcG-13”) regarding hedge accounting. In compliance with the criteria required by AcG-13, hedge accounting requires the Company to document the risk management strategy used. Upon executing a hedging contract, management documents the hedged item, namely asset, liability or anticipated transaction, the characteristics of the hedging instrument used and the selected method of assessing effectiveness. Certain hedging relationships existing as at December 31, 2003 did not meet the conditions of AcG-13 and consequently were recorded at fair value as at January 1, 2004, resulting in an increase in other assets of $3.7 million and in liabilities of $0.1 million. The related unrealized gain of $3.6 million was deferred and presented under other liabilities on the balance sheet.

Asset retirement obligations

In March 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3110, “Asset Retirement Obligations”, which was implemented prospectively by the Company on January 1, 2004. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The application of this standard did not have any signiﬁcant impact on the ﬁnancial position or results of operations of the Company.

Impairment of long-lived assets

Effective January 1, 2004, the Company adopted prospectively the new Handbook Section 3063, “Impairment of Long-Lived Assets”, which establishes standards for recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment and intangible assets with finite useful lives. Under the new standard, impairment in a long-lived asset is recognized when the undiscounted cash flows expected from the use and eventual disposition of the asset are less than their carrying amount. In such situations, the asset is measured at its fair value. The adoption of this new standard had no impact on the Company’s consolidated financial statements as of January 1, 2004.

Generally accepted accounting principles

On January 1, 2004, the Company adopted retroactively with restatement Section 1100, “Generally Accepted Accounting Principles”, and Section 1400, “General Standards for Financial Statement Presentation”, recently issued by the CICA. Section 1100 clariﬁes the relative authority of various accounting pronouncements and other sources of guidance within GAAP, whereas Section 1400 clariﬁes what constitutes a fair presentation in accordance with GAAP. In addition, under Section 1100, industry practice no longer plays a role in establishing GAAP. As a result, the cost of delivery, which had been subtracted from sales in accordance with industry practice, is no longer subtracted from sales, but rather is included in cost of sales. For information purposes, cost of delivery for the twelve-month periods ended December 31, 2004 and 2003 amounted to $232 million and $222 million respectively.

Employee future benefits

The CICA amended Section 3461 “Employee Future Benefits” to require additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other employee future benefit plans.  The new annual disclosures will be added to the annual consolidated financial statements as at December 31, 2004.  Starting on June 30, 2004, the Company adopted the new interim disclosures requirement of Section 3461 and provided the additional information in note 10(b).

NOTE 2 - ASSETS HELD FOR SALE

During the fourth quarter of 2004, the Company initiated a divestiture plan to disposed of substantially all of the distribution activities of its Fine Papers and Tissue Papers segments. A transaction should be completed within the next twelve months. Consequently, the assets, liabilities, results and cash flows of these activities have been reclassified as assets held for sale.  The financial information as it relates to the assets held for sale are as follow :

	For the 3-month periods ended December 31,		For the 12-month periods ended December 31,
	2004	2003	2004	2003
Condensed balance sheet
Current assets			126	126
Long-term assets			9	12
Current liabilities			29	31
Condensed statement of earnings
Sales	108	110	438	454
Depreciation and amortization	—	—	2	2
Operating income	1	2	7	11
Interest expense	1	—	3	3
Provision for income taxes	—	1	1	4
Net earnings from assets held for sale	—	1	3	4
Net earnings per share from assets held for sale	—	$0.01	$0.03	$0.05
Condensed statement of cash flows
Cash flow from operating activities	8	5	1	14
Cash flow from investing activities	—	—	(1)	(1)
Cash flow from financing activities	(8)	(5)	—	(13)

NOTE 3 - IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

During the fourth quarter of 2004, the Company recorded an impairment charge of $18 million ($12 million after-tax) related to the property, plant and equipment of its de-inked pulp mill located in Cap-de-la-Madeleine, Québec which was temporary closed in March 2003. The Company decided to permanently shut-down this facility.  The book value of those assets has been written down to its fair value representing the present value of the estimated net proceeds from dismantling, redeployment or disposal. Those assets are part of the Specialty products group in the Packaging products segment.

NOTE 4 - DERIVATIVE FINANCIAL INSTRUMENTS

(a) A joint venture of the Company has entered into various swap contracts with counterparties whereby it sets the price on notional quantities of certain commodities in order to reduce its exposure to price fluctuation.  Under the new AcG-13 Guideline, old corrugated containers, unbleached 42-lb kraft linerboard and 26-lb semi-chem medium swap contracts, do not meet the criteria for hedge effectiveness, and as a result, the joint venture recorded these contracts at their fair market value.  The fair market value of these contracts is evaluated each quarter and the fluctuation is recorded as an unrealized gain or loss in the consolidated statement of earnings. Company’s policy is to utilize derivative financial instrument, such as commodity swap contracts, for hedging purposes and not for trading nor speculative purposes. In addition, notwithstanding the fact that these commodity swap contracts do not meet the criteria under AcG-13, the Company believes, from an operational view, that these contracts are effective in minimizing it’s risk.

(b) Loss (gain) on derivative financial instruments

	For the 3-month periods ended December 31,		For the 12-month periods ended December 31,
	2004	2003 (note 2)	2004	2003 (note 2)

Realized loss on derivatives financial instruments	1	—	—	1
Unrealized gain on derivative financial instruments	(3)	—	—	—
Amortization of transitional deferred unrealized gain	(1)	—	(2)	—
	(3)	—	(2)	1

NOTE 5 - BUSINESS ACQUISITIONS AND DISPOSALS

(a) On February 18, 2004 and June 3, 2004, the Company acquired the 50% participation held by its partners in Cascades Sonoco S.A. for a nominal amount and in Greenfield SAS for a cash consideration of $2 million (euro 1.5 million). On March 11, 2004, the Company acquired the assets of a tissue mill located in Memphis, Tennessee from American Tissue or affiliates thereof, for a cash consideration of $15 million (US$ 11.4 million). On April 2, 2004, a joint venture of the Company acquired the shares of Johnson Corrugated Products Corp., a corrugated products plant in Thompson, Connecticut for an approximate cash consideration of $15 million (US$ 11.7 million). The Company’s 50% share of the purchase price amounted to $8 million (US$ 5.9 million). On June 11, 2004, a joint venture of the Company acquired the non-controlling interest of its subsidiary for a cash consideration of $14 million. The Company’s 50% share of the purchase price amounted to $7 million

On August 24, 2004, the Company acquired the remaining outstanding shares (50%) of Dopaco Inc., a U.S. producer of packaging products for the quick service restaurant industry, for an approximate consideration of $139 million (US$ 106,5 million) of which $82 million (US$ 63 million) has been paid in cash at the closing date and a balance estimated at $57 million (US$ 43,5 million) will be payable in May 2005 based on a financial formula. The balance sheet and results of Dopaco Inc., are fully consolidated since that date. On August 27, 2004, a joint venture of the Company acquired the assets of AIM Corrugated Container Corp., a corrugated products plant in Lancaster, New York for an approximate cash consideration of $21 million (US$ 16 million). The Company’s 50% share of the purchase price amounted to $11 million (US$ 8 million).

These acquisitions have been accounted for using the purchase method and the accounts and results of operations for the portion acquired of these entities have been included in the consolidated financial statements since their respective dates of acquisition. The following allocations of the purchase prices to the identifiable assets acquired and liabilities assumed resulted in a goodwill of $ 39 million of which $5 million is deductible for tax purposes. The purchase price allocations presented in the table below for the acquisitions of Dopaco, AIM and Johnson have not been completed yet mainly with respect to the identification and valuation of other potential intangible assets.

Acquired companies	Dopaco	AIM & Johnson	American Tissue	Other	Total
Business segment	Packaging products	Packaging products	Tissue Papers	Packaging products

Cash and cash equivalents	2	1	—	1	4
Accounts receivable	26	3	—	4	33
Inventories	38	—	—	6	44
Property, plant and equipment	123	8	15	3	149
Other assets	—	—	—	4	4
Goodwill	30	9	—	—	39
	219	21	15	18	273
Accounts payable and accrued liabilities	(27)	(2)	—	(8)	(37)
Long-term debt	(17)	—	—	(3)	(20)
Other liabilities	(36)	(1)	—	2	(35)
Total consideration	139	18	15	9	181
Balance of purchase price	(57)	—	—	—	(57)
Total consideration paid	82	18	15	9	124

(b) On May 10, 2004, the Company sold the assets of two of its fiberboard panel businesses (packaging products segment) located in Canada for a total consideration of $16 million. Of this transaction price, $14 million was received at closing and an amount of $2 million will be received at the latest in 2011. The Company realized a gain of $4 million before related income taxes of $1 million.

NOTE 6 - OTHER ASSETS

	December 31, 2004	December 31, 2003
Investments in significantly influenced companies	74	85
Other investments	9	9
Deferred charges	38	36
Employee future benefits	52	50
Fair value of derivative financial instruments	8	—
Other finite-life intangible assets	10	6
	191	186

NOTE 7 - LONG-TERM DEBT

	December 31, 2004	December 31, 2003

7.25% unsecured senior notes	812	711
Revolving credit facility	159	168
Other debt from subsidiaries	77	36
Other debt from joint ventures	178	195
	1,226	1,110
Current portion	58	18
	1,168	1,092

On December 2, 2004, the Company completed a private placement of US$125 million of 7.25% senior notes due in 2013, which are treated as part of the same series of 7.25% senior notes due in 2013 issued in February 2003. The issuance of these senior notes was completed at a price of 105.50% or an effective interest rate of 6.376%. The proceeds of this financing was used to reduce indebtedness under the revolving credit facility of the Company.

NOTE 8 - OTHER LIABILITIES

	December 31, 2004	December 31, 2003

Employee future benefits	84	80
Future income taxes	204	182
Unrealized gain on derivative financial instruments	5	—
Non-controlling interests	—	3
	293	265

NOTE 9 - INTERESTS IN JOINT VENTURES

The major components of the interests in joint ventures in the consolidated financial statements are as follow:

	For the 3-month periods ended December 31,		For the 12-month periods ended December 31,
	2004	2003	2004	2003
Consolidated balance sheets
Current assets			195	237
Long-term assets			480	572
Current liabilities			101	121
Long-term debt, net of current portion			169	188
Consolidated statements of earnings
Sales	164	216	847	756
Depreciation and amortization	8	11	40	34
Operating income	24	13	78	61
Interest expense	3	3	13	17
Net earnings	18	4	50	25
Consolidated statements of cash flows
Operating activities	24	31	56	42
Investing activities	(16)	(12)	(65)	(44)
Financing activities	(7)	(15)	8	2
Additionnal information
Cash and cash equivalents			7	12
Total assets			675	809
Total debt(1)			191	211
Dividends received by the Company from joint ventures	—	2	19	16

(1) Includes bank loans and advances, current portion of long-term debt and long-term debt

NOTE 10 - ADDITIONAL INFORMATION

	For the 3-month periods ended December 31,		For the 12-month periods ended December 31,
	2004	2003	2004	2003

(a) Cost of sales
Foreign exchange loss	(1)	(1)	(4)	(9)
(b) Employee future benefits
Defined benefit pension plans expenses	5	4	15	14
Other employee future benefit plans expenses	2	5	9	9
Defined contribution pension plans expenses	1	1	4	4
(c) Supplemental disclosure
Depreciation of property, plant and equipment	39	38	155	139
Amortization of other assets	2	1	4	4
Amortization of deferred financing cost included in interest expense	1	1	4	4
Interest paid	8	10	76	73
Income taxes paid	1	5	9	37
Business acquisition in exchange of non monetary consideration	—	—	—	6

NOTE 11 - CAPITAL STOCK

As at December 31, 2004, the capital stock issued and outstanding consisted of 81,361,580 common shares (81,731,387 as at December 31, 2003). As at February 7, 2005, 81,361,580 common shares were issued and outstanding. As at December 31, 2004, 1,756,986 stock options were issued and outstanding (1,494,942 as at December 31, 2003).

In 2004, in the normal course of business, the Company renewed its redemption program of a maximum of 4,086,964 common shares with the Toronto Stock Exchange which represents approximately 5% of issued and outstanding common shares. The redemption authorization is valid from March 11, 2004 to March 10, 2005. As of December 31, 2004, the Company redeemed 503,700 common shares under this redemption program for an amount of $6.8 million.

NOTE 12 - CONTINGENCY

In 2003, the Company was informed that one of its divisions, Cascades Resources, is the subject of an inquiry by the Canadian Commissioner of Competition as to whether Cascades Resources and its competitors had colluded to unduly reduce market competition between paper merchants in Canada. In 2004, the Competition Bureau increased the scope of its investigation to a larger number of products and for a longer period of time. The Competition Bureau has not informed the Company regarding the status of the inquiry or whether charges will be brought against that division. At this time, the Company’s management is unable to assess what further action, if any, the Competition Bureau may take or the possible impact of the outcome of the inquiry on the Company. Based on the information currently available, the Company is unable to determine the outcome of the investigation.

Selected Segmented Information (unaudited)

(in millions of Canadian dollars)

	For the 3-month periods ended December 31,		For the 12-month periods ended December 31,
	2004	2003	2004	2003
		(note 2)		(note 2)
Sales
Packaging products
Boxboard
Manufacturing	167	162	705	727
Converting	150	110	513	292
Eliminations and others	(8)	(3)	13	7
	309	269	1,231	1,026

Containerboard (1)
Manufacturing	86	76	344	340
Converting	122	112	489	480
Eliminations and others	(55)	(40)	(200)	(191)
	153	148	633	629
Specialty products	129	114	509	484
Eliminations	(11)	(8)	(44)	(38)
	580	523	2,329	2,101

Tissue papers
Manufacturing	164	144	665	620
Distribution (2)	21	22	87	89
Eliminations	(9)	(5)	(35)	(23)
	176	161	717	686

Fine papers
Manufacturing	89	85	373	380
Distribution (2)	101	100	409	417
Eliminations	(19)	(16)	(68)	(63)
	171	169	714	734
Eliminations	(13)	(16)	(68)	(72)
Assets held for sale	(108)	(110)	(438)	(454)
Consolidated total	806	727	3,254	2,995

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

(2) Some or all of these sub-segments represent assets held for sale

	For the 3-month periods ended December 31,		For the 12-month periods ended December 31,
	2004	2003	2004	2003
		(note 2)		(note 2)
Operating income (loss) before depreciation and amortization and operating income

Packaging products
Boxboard
Manufacturing	1	4	19	37
Converting	14	8	45	15
Others	(5)	(2)	3	3
	10	10	67	55

Containerboard (1)
Manufacturing	12	2	25	18
Converting	11	12	54	52
Others	5	2	8	11
	28	16	87	81
Specialty products	(10)	8	24	38
	28	34	178	174

Tissue papers
Manufacturing	18	18	74	72
Distribution (2)	—	—	2	1
	18	18	76	73

Fine papers
Manufacturing	(2)	(5)	(10)	(5)
Distribution (2)	1	2	7	11
	(1)	(3)	(3)	6
Corporate	—	—	(4)	(3)
Assets held for sale	(1)	(2)	(9)	(13)
Operating income before depreciation and amortization	44	47	238	237

Depreciation and amortization
Boxboard	(17)	(15)	(64)	(49)
Containerboard (1)	(10)	(9)	(38)	(37)
Specialty products	(4)	(6)	(20)	(21)
Tissue papers	(9)	(8)	(36)	(36)
Fine papers	(3)	(3)	(11)	(11)
Corporate and eliminations	2	2	8	9
Assets for sale	—	—	2	2
	(41)	(39)	(159)	(143)
Operating income	3	8	79	94

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

(2) Some or all of these sub-segments represent assets held for sale

	For the 3-month periods ended December 31,		For the 12-month periods ended December 31,
	2004	2003	2004	2003
		(note 2)		(note 2)
Purchase of property, plant and equipment
Packaging products
Boxboard
Manufacturing	2	9	22	19
Converting	11	8	20	10
Others	3	—	6	5
	16	17	48	34

Containerboard (1)
Manufacturing	4	4	13	14
Converting	7	4	15	13
Others	1	1	2	2
	12	9	30	29
Specialty products	4	5	16	19
	32	31	94	82

Tissue papers
Manufacturing	10	5	20	25
Distribution (2)	—	—	1	—
	10	5	21	25

Fine papers
Manufacturing	4	3	10	7
Distribution and others (2)	—	2	—	3
	4	5	10	10
Corporate	2	3	5	5
Assets held for sale	—	—	(1)	(1)
Consolidated total	48	44	129	121

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

(2) Some or all of these sub-segments represent assets held for sale

Additional information (unaudited)

(in millions of Canadian dollars, except shipments and share information)

	For the 3-month periods ended December 31,		For the 12-month periods ended December 31,
	2004	2003	2004	2003
Common shares - Toronto Stock Exchange
High	$14.80	$13.50	$14.80	$16.87
Low	$13.00	$11.15	$11.21	$11.15
Volume	5,353,000	6,667,000	24,609,000	25,921,000
Shipments (in thousands)
Packaging products
Boxboard
Manufacturing (S.T.)	209	204	857	856
Containerboard (1)
Manufacturing (S.T.)	172	175	718	721
Converting (square feet)	1,669	1,653	6,802	6,699
Tissue papers (S.T.)	97	89	399	368
Fine papers (S.T.)
Uncoated papers	29	33	138	140
Coated papers	38	32	151	139

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Supplemental information on non-GAAP measure

Operating income before depreciation and amortization and operating income are not measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization and operating income because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. As well, the Company believes that operating income before depreciation and amortization and operating income provides an additional measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization and operating income do not represent, and should not be used as a substitute for net earnings or cash flows from operations as determined in accordance with Canadian GAAP and operating income before depreciation and amortization and operating income are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization and operating income may differ from that of other companies.

Net earnings, which is a performance measure define by Canadian GAAP is reconcilied below to operating income and to operating income before depreciation and amortization:

	For the 3-month periods ended December 31,		For the 12-month periods ended December 31,
	2004	2003	2004	2003
		(note 2)		(note 2)
Net earnings	5	6	23	55
Net earnings from assets held for sale	—	(1)	(3)	(4)
Share of results of significantly influenced companies	—	2	(2)	3
Provision for income taxes	(6)	(2)	2	10
Loss on long-term debt refinancing	—	1	1	22
Foreign exchange gain on long-term debt	(14)	(17)	(18)	(72)
Interest expense	18	19	76	80

Operating income	3	8	79	94

Depreciation and amortization	41	39	159	143

Operating income before depreciation and amortization	44	47	238	237